Exhibit 21
LIST OF SUBSIDIARIES OF
DIRECTED ELECTRONICS, INC.

Name Of Subsidiary	State/County of Incorporation
DEI Sales, Inc.	Florida
DEI Headquarters, Inc.	Florida
DEI International, Inc.	Florida
Polk Holding Corp.	Maryland
Polk Audio, Inc. (1)	Maryland
Britannia Investment Corporation (2)	Delaware
Directed Electronics Hong Kong Limited (3)	Hong Kong
Directed Electronics, Canada Inc.(3)	Canada
4366778 Canada Inc. (3)	Canada
4366859 Canada Inc. (3)	Canada

(1)	Wholly owned subsidiary of Polk Holding Corp.

(2)	Wholly owned subsidiary of Polk Audio, Inc.

(3)	Wholly owned subsidiary of DEI International, Inc.